FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY ADOBE INC.: ADBE-01

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

May 9, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Eiko Yaoita Pyles, Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:	Adobe Inc.
Form 10-K for the Fiscal Year Ended November 30, 2018 Filed January 25, 2019
Form 10-Q for the Quarterly Period Ended March 1, 2019 Filed March 27, 2019
File No. 000-15175

Ladies and Gentlemen:

Adobe Inc. (“Adobe,” the “Company,” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 25, 2019, relating to the Company’s Form 10-K for the fiscal year ended November 30, 2018 (File No. 000-15175) originally filed with the Commission on January 25, 2019 (the “Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended March 1, 2019 (File No. 000-15175) originally filed with the Commission on March 27, 2019 (the “Form 10-Q”). In this letter, the comments from the Staff have been recited in italicized, bold type and followed by the Company’s response.
For the purpose of business confidentiality, the submission is accompanied by Adobe ’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 under the Freedom of Information Act, 17 C.F.R. § 200.83.
Form 10-Q for the Quarterly Period Ended March 1, 2019
Note 1. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 10

1.
Please provide us with a comprehensive analysis of how you determined that the Creative Cloud and Document Cloud on-premise software and the related cloud functionality are highly integrated and interrelated and are

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therefore accounted for as a single performance obligation.  Refer to 606-10-25-21.  Also, tell us whether the Creative Cloud or the Document Cloud software licenses are sold without the cloud-enabled service and if so, tell us the amount of revenue generated from those license-only sales for each period presented.

We are providing an executive summary in sections I and II. Additional information regarding our analysis and conclusion is provided in Appendix A for Creative Cloud and Appendix B for Document Cloud.

Guidance Considered
In connection with our adoption of Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, we have carefully reviewed its application to our business.
ASC 606 provides industry-agnostic revenue recognition guidance and examples that do not speak explicitly to situations in which entities provide software-based solutions that include the customer downloading some of the entity’s software for use on desktop and mobile devices and accessing other software and features/functionality only in the cloud (i.e., only on a hosted basis, without the right to take possession of the underlying software code). Therefore, when evaluating the accounting question, we considered all the guidance on distinct goods or services in ASC 606 (i.e., the guidance in paragraphs 606-10-25-19 through 25-22 and the relevant examples in ASC section 606-10-55), as well as the discussion in the Basis for Conclusions ("BC") to Accounting Standards Update ("ASU") No. 2016-10, which helps to explain the intent of the Financial Accounting Standards Board ("FASB" or the "Board") with respect to application of the ‘separately identifiable’ principle in paragraph 606-10-25-21. Paragraphs BC29 and BC33(b) are particularly relevant to the evaluation of our Creative Cloud and Document Cloud solutions because both address fundamental aspects about how an entity should consider whether two or more promises to transfer goods or services are ‘separately identifiable’ in the context of the contract with the customer, and thus should be accounted for separately, or represent a combined element that is comprised of individual goods or services promised in a contract that should be accounted for together.
In addition, while not authoritative, we have considered the guidance developed by the American Institute of Certified Public Accountants ("AICPA") Software Entities Revenue Recognition Task Force (and approved by the Financial Reporting Executive Committee) provided in the AICPA Revenue Recognition Guide (published June 2017), paragraphs 9.2.10 - 9.2.15 relating to Determining Whether Software Intellectual Property is Distinct in Cloud Computing Arrangements. This guidance is directly relevant to Adobe’s Creative Cloud and Document Cloud solutions in that it addresses hybrid offerings that include both on-premise (or on-device) software and hosted (or cloud-based) functionalities.

I. Creative Cloud
Business Model and Evolution to the Cloud
Adobe Creative Cloud ("CC") was first announced in October 2011 and was launched in 2012. In May 2013, we announced that future versions of the Creative Suite (the purely on-premise precursor to CC) would no longer be available for purchase and that all future updates and upgrades to our solutions would only be available in Creative Cloud. Prior to the launch of Creative Cloud, the Company offered individual products and software suites containing multiple products with a perpetual software license.
As discussed in Appendix A, Section I.B (Migration to the Cloud), the transition from Creative Suite and on-premise-only offerings to Creative Cloud was part of a long-term vision about the future of how creative professionals work. That transition, and the continued evolution of Creative Cloud was, and continues to be, driven in large part by the needs and demands of those customers that now subscribe to our offering. Our vision for Creative Cloud remains that of a highly integrated set of desktop, mobile, and cloud-based tools, developed to work together to meet the creative needs of our customers in the collaborative, mobile manner they have demanded.
Adobe Creative Cloud is a subscription, generally offered for a one- to three-year term, which integrates Adobe’s desktop and mobile creative tools with cloud-delivered services and functionalities. Adobe Creative Cloud permits customers to access these tools and cloud-based services and functionalities seamlessly across desktop, web, and mobile devices (including smartphones and tablets). Creative Cloud addresses the needs of creative professionals

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including graphic designers, production artists, web designers and developers, experience and user interface designers, videographers, motion graphic artists, prepress professionals, video game developers, mobile application developers, students, and administrators. Customers rely on our solutions for publishing, web design and development, video and animation production, mobile app and gaming development, and document creation and collaboration.
Analysis
Is the promise to transfer Creative Cloud on-premise and on-device licenses separately identifiable from the promise to provide access to the cloud-based features and functionalities to which the customer has access as part of Creative Cloud?
Cloud-based features that are integral to the promise of the Creative Cloud solution and that work together with the on-premise/on-device software to create significant features and functionalities
There are significant features and functionalities of the Creative Cloud solution that can be accessed only when connected to the Adobe cloud and rely upon interaction between the on-premise/on-device software and the cloud-based (i.e., hosted) features of the solution. These cloud-based features are integral to delivering the solution we promise and our customers expect, as we describe below.
Appendix A outlines these interrelated on-premise/on-device and cloud-based features and functionalities in further detail, but the following are examples of functionality which are only possible through Creative Cloud's cloud-enabled services and features' interaction with the on-premise/on-device software:

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Cloud-Based Workflow (Creative Cloud Libraries and Team Projects) - Users can access and work with their created content on any device. Customers are able to sync and access their fonts across applications, and can also create and share “Creative Cloud Libraries” across their teams and organizations, which allow for seamless access to shared graphics, branding elements, fonts, and other creative assets (“creative asset” refers to something like a design, a logo, an image, video, or a character) necessary for a productive workflow across teams, applications, and devices. Assets such as videos, pictures, web pages, illustrations, print layouts, color palettes, brushes, and shapes created on a desktop or mobile device are automatically and immediately available to other tools within Creative Cloud and on any device. The result is the ability to leverage workflows that did not exist prior to the integration of cloud-based functionality with on-premise/on-device tools and increased efficiency. Team Projects cloud functionality allows multiple users to work on a project simultaneously, managing conflicts and version control seamlessly.

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Linked Assets - The Adobe cloud enables automatic propagation of changes to creative assets (via Creative Cloud Libraries). When an asset is placed in a document, a reference/digital link to the original asset is embedded within the asset. When the asset is updated by a user on his/her desktop or mobile device, notifications are sent to the apps and synced across the cloud to every place where that asset is used. Prior to the availability of Creative Cloud, this process would have involved multiple creative professionals downloading files manually either through email or a central server and changes would not be replicated to other documents (i.e., they would need to be later merged). An individual would have to manually update the asset across all places that asset is used and repeat this process each time an edit is made. When this process is considered in the context of a complex project worked on in multi-device environment and a development team working worldwide and across time zones, these challenges are significant. It is important to note that we are not just describing a productivity gain - this is how our customers expect to be able to work and this automatic propagation is a cloud-enabled functionality of the Creative Cloud. Customers regularly work on projects which involve significant numbers of creative assets across many different projects and with many different teams. Being able to work seamlessly across these assets is a core function and expectation of the solution, not simply an added benefit.

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Cloud-based Content Intelligence Using Artificial Intelligence ("AI") and Machine Learning - Recognizing what is contained in a creative asset (e.g., photo, video, illustration) at a precise level and assigning relevant tags (key words) to make intelligent recommendations when searching for similar content. This includes features such as understanding that a component of a photograph is (for example) a tree, a beach, or a person as well as understanding context, such as whether the people are a family, whether they are happy, the composition of the photograph, depth of field, and font recognition (recognizing a font from a creative asset and recommending

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similar fonts, even from handwriting), which significantly enhance the process of editing creative assets. Customers can utilize these features only when using the on-premise/on-device software while connected to the Adobe cloud.

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Automatic cloud “rendering” of a design to multiple mediums (e.g., a vector graphic suitable for a print brochure, a high-resolution bitmap to be used in a web page displayed on a high-resolution monitor, and a low-resolution bitmap to be used in a mobile app) without having to create different versions of the creative asset. The rendering process of the data occurs in the Adobe cloud, using its computing power together with the design created using the on-premise/on-device software. Rendering refers to the different formatting and/or coding that is required to publish a properly-formatted design in different mediums, and must be undertaken as a separate task for each medium by the creative professional if they were to undertake the design task without Creative Cloud’s cloud-based features. Another application of this functionality is that assets are “dynamically created” in the cloud as needed, which allows users on mobile devices to make edits to large assets without downloading the full resolution asset, but full fidelity is maintained in the asset and the edits are made to the full resolution version of the asset - processing in the cloud allows this functionality to take place, providing clear benefits for working on mobile devices and in bandwidth-limited scenarios and enables workflows not possible with a purely on-premise or on-device solution.

The nature of our promise to our Creative Cloud customers includes not only what design tasks can be completed, but also how those design tasks can be completed. Being able to work seamlessly across these assets is a core expectation of the solution, not simply a “bonus feature” or a “nice-to-have,” and this promise is only fulfilled by the combination of on-premise, on-device, and cloud functionality.
That is, not only does a customer purchase the Creative Cloud solution to enable him/her to undertake and complete design tasks, that customer expects, in no small measure because of the promises we make in our substantial published marketing materials, that he/she will experience defined features and functionalities and realize measurable efficiencies from acquiring the solution. Creative Cloud customers’ “intended benefit” (see BC33(b) of ASU 2016-10) from the contract, therefore, includes access to cutting-edge features and functionalities and the realization of promised efficiencies in his/her regular design tasks that result only from interaction of the on-premise/on-device software with each other and with software and services that are only accessible through the Adobe cloud (i.e., on a hosted basis).
In the application of ASC 606, we noted that while customers can obtain benefit from many of the creative licenses on their own, the design tasks most of our customers undertake use several of the tools that, only when used together and with key cloud-based features, provide the combined functionality necessary for the customer to complete their design tasks in the manner and timeframe required. Therefore, consistent with the principle in paragraph 606-10-25-21, the licenses to the individual on-premise (desktop) and on-device (mobile) software tools represent inputs to the Creative Cloud solution that permit the customer to complete design tasks of the nature described throughout our response. The preceding topic is discussed in additional detail in Appendix A.
Therefore, consistent with the FASB’s discussion of its intent with respect to the ‘separately identifiable’ principle in paragraph 606-10-25-21 that is included in paragraphs BC29 and BC33(b) of ASU 2016-10, and also consistent with the factors included in Example 9.2.3 of the AICPA Revenue Recognition Guide, the combination of the on-premise/on-device software licenses and the cloud-based features result in a combined, integrated functionality through the Creative Cloud solution that is more than simply the sum of two or more independent goods or services purchased in the same contract, and the customer’s ability to derive its intended benefit from the contract depends on Adobe both (1) transferring the on-premise/on-device software licenses and (2) providing access to the cloud-based features and functionalities throughout the subscription period. Consequently, the nature of Adobe’s promise, within the context of the contract, is to provide its customers with access to the integrated Creative Cloud solution, comprised of the on-premise/on-device software licenses and the cloud-based features, rather than to provide the customer with a package of on-premise/on-device software licenses and separate cloud-based services.
Conclusion to the Accounting Considerations
Based on our application of the relevant accounting guidance and the analysis above, our conclusion is that the multiple on-premise/on-device software licenses and the cloud-based features and functionalities that comprise the Adobe Creative Cloud solution constitute a single performance obligation that should be recognized over the subscription period as the customer consumes and receives benefit from its access to the solution.

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II. Document Cloud
Business Model and Evolution to the Cloud
Adobe Document Cloud ("DC") is a portable document format ("PDF") solution which includes on-premise, on-device, and cloud-hosted features and functionality that allow users to create, convert, edit, sign, send, and manage documents across devices and teams. PDF, the file format underlying Document Cloud, is made freely available to all by Adobe, who created the file format. As such, tools such as our Acrobat Reader (document viewing only) and minimal document storage are available to all (including non-customers) to facilitate the ubiquity of “viewing” PDFs everywhere.
Document Cloud was launched in April 2015. In addition to Document Cloud, we sell a purely on-premise, perpetual license to Adobe Acrobat (Standard and Pro) (launched in June 1993), which is a desktop-only PDF tool and does not include any cloud-hosted features or functionality. Adobe Acrobat is the desktop software component of Document Cloud. When the Company announced Document Cloud, it did so alongside the existing Acrobat product (i.e., it launched DC while still offering Acrobat) as “a modern way to manage critical documents at home, in the office, and across devices [and] address the waste and inefficiency associated with document processes,” and provide our customers with a holistic document solution that enables them to work seamlessly across devices, teams, and locations. http://news.adobe.com/press-release/adobe-introduces-document-cloud
Mobile Acrobat Reader functionality is combined with cloud features by a subscription to Document Cloud, as described in the workflow examples below and in Appendix B (e.g., when we describe editing, re-ordering, PDF creation on mobile, etc. which are all only available on mobile when subscribing to DC). Unless we specifically state otherwise, when we describe what is possible “on-premise” throughout this letter, we are referring to both “on-premise” (desktop machine) and “on-device” (mobile).
Document Cloud is sold as a “Standard” or “Pro” offering and there are feature differences between the two offerings; these include differences within both the on-premise Acrobat software and the cloud-based features of the offering. These feature differences do not change the workflows described throughout this document, but the Pro version of DC adds functionality such as the ability to have computers read PDFs aloud on Mac OS X, create and validate PDFs based on WCAG (web content accessibility guidelines) and PDF U/A (universal accessibility) accessibility standards, or create a “compare” report between two PDFs, match an exact font from a scanned document, create a PDF from the Microsoft Word “ribbon” on Mac OS X, and rearrange pages of a PDF on an iPad. We do not believe any of these features impact our analysis throughout this document (i.e., we do not believe the additional functionalities present in the Pro version suggest only the Pro version is a single hybrid cloud performance obligation), as all workflows we describe are possible with both the Standard and Pro versions of the DC solution.
As discussed in Appendix B, Section I.B (Migration to the Cloud), the transition from Acrobat and on-premise-only offerings to Document Cloud was part of a long-term vision about the future of how people use and interact with documents. That transition, and the continued evolution of Document Cloud was, and continues to be, driven in large part by the needs and demands of those customers that now subscribe to our offering. In Document Cloud, Adobe has delivered a highly-integrated set of desktop, mobile, and cloud-based tools, developed to work together to meet the needs of our customers in the collaborative, mobile-enabled manner they expect.
We market and sell Document Cloud as an end-to-end document solution that enables our customers to work in the manner they expect - anywhere, at any time, on any device, across teams - manage documents throughout an organization and with their customers, and have a fully functional hosted signature service built into their workflow.
Our core document offering to customers is a subscription, generally offered for a one- to three-year term, which integrates Adobe’s desktop and mobile document tools (e.g., Acrobat, Fill and Sign, Scan) with cloud-delivered services and functionalities. Adobe Document Cloud permits customers to access these tools and cloud-based services and functionalities across desktop, web, and mobile devices (including smartphones and tablets). Document Cloud addresses the needs of anyone who works with documents and forms (physical and digital) on a regular basis and is used by finance, accounting, marketing, IT, HR, and strategy groups to name a few. Document Cloud allows users to easily create, edit, collaborate on, send, track, and sign documents across devices and teams. Customers rely on our solutions to work in a secure, standardized way with documents utilizing the PDF file format as the basis for their workflow. Users utilize our solutions to digitize paper-based workflows, reduce re-work by standardizing on PDF, use mobile capabilities and syncing to work from anywhere at any time, track documents across the Adobe Document

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Cloud, and increase the ease, speed, and security of the document signature process, facilitating workflows only available to Document Cloud subscribers.
Analysis
Is the promise to transfer Document Cloud on-premise and on-device licenses (Acrobat and Acrobat Mobile) separately identifiable from the promise to provide access to the cloud-based features and functionalities to which the customer has access as part of Document Cloud?
Cloud-based features that are integral to the promise of the Document Cloud solution and that work together with the on-premise/on-device software to create significant features and functionalities
There are significant features and functionalities of the Document Cloud solution that can be accessed only when connected to the Adobe cloud and rely upon interaction between the on-premise/on-device software and the cloud-based (i.e., hosted) features of the solution. These cloud-based features are integral to delivering the solution we promise and our customers expect, as we describe below.
Appendix B outlines these interrelated on-premise/on-device and cloud-based features and functionalities in further detail, but the following are examples of functionality which are only possible through Document Cloud's cloud-enabled services and features' interaction with the on-premise/on-device software:

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Cloud-based document review workflow, which allows teams (i.e., multiple team members) to work on and review documents simultaneously, managing permissions, comments, notifications, versioning, and edits all within the Adobe cloud and fully integrated with Acrobat. For example, one user may be a manager and the only person with authority to mark a document as “approved,” and the review workflow system understands these types of permission levels and team roles and enforces them on the document from within the Adobe cloud. When multiple people are working on the same document at the same time within their respective on-premise and on-device tools, these types of permissions allow for complex review and control processes where users can edit, review, and comment simultaneously and review workflows can be enforced such that each team member has a specific role and permissions are controlled across desktop and mobile.

Another example of functionality only enabled by the cloud is that reviewers can “mention” a specific individual in their comment in the document within the desktop tool. Because the desktop and mobile tools are integrated with the cloud services and because the cloud services know who all the users are and their roles on the team, this “mention” automatically triggers notification to that individual, who can then reply directly to the notification email. Their email response (from anywhere) will be ingested into the document via the cloud as a response to the comment, all facilitated by the Adobe cloud. Cloud-based review dashboards are available for review initiators which allow them to see the status of all documents currently in review, who has modified them, who has reviewed them, etc.
Reviewers are connected to the cloud review system such that notifications they receive are automatically tailored to their role and their interactions with the document. For example, the system knows and tailors notifications based on which version the user last opened, whether they’ve started their review, or whether they’ve left any comments. All this functionality resides in the cloud and is integrated with the user interface for desktop, mobile, and web. This type of review workflow facilitates seamless review, approval, and signature workflows throughout an organization, cloud-based workflow assignment and tracking (based on roles and responsibilities), and is designed cloud-first with the underlying processes and workflows being focused on a completely mobile and connected offering from the beginning.
This functionality allows teams to be simultaneously working on and editing documents, with a clear and auditable workflow, facilitated by the Adobe cloud. All these features described are not available with on-premise Acrobat or on-device Acrobat only. For example, without the cloud-based features, the review process would be linear. Everyone within a given team would have to edit one at a time and either combine all the edits together manually or the document would have to progress from one person to the next, each adding their own comments and changes. The document would be manually tracked throughout the review process and the individual with final review authority would review, provide comments, and the document would likely restart the process of going through the review chain again. The cloud-based features significantly transform what we are able to deliver to our customers.

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Searchable, editable, sharable documents - Document Cloud, utilizing Adobe cloud machine-learning technology (Sensei), can leverage artificial intelligence in a variety of ways. One example is using optical character recognition ("OCR") and machine learning to identify and classify words, paragraphs, lists, tables, form fields, and figures. This information can be used for a variety of purposes, including with forms (discussed below) or to insert supplemental rich data such as metadata and tags into documents that previously had none, from within the on-premise tool, enabled by the Adobe cloud-based features. PDF itself is a flat file format - so Acrobat on its own does not understand that a list of items is a list or that a paragraph is a paragraph and having a machine correctly identify these objects is a difficult and historically error-prone process.

Certain government and educational institutions require by law that all digital documents be tagged with metadata for accessibility. Sensei, as part of Document Cloud, is an Adobe cloud-based service, integrated with the on-premise and on-device tools, which is used to understand context within a document and enhance the document based on this understanding with tags and metadata. This metadata may be used for a wide variety of tasks, including use on accessibility devices such as screen readers for visually impaired users or to search for specific content within thousands of documents.
Another example of how Sensei machine learning can be utilized is to understand document context and insert dynamic web content automatically or provide cogent summaries of a document in plain English. Sensei does this by leveraging the significant document and imaging data available to Adobe through our products and in the cloud.
Document Cloud has significant features and functionality (such as Sensei) which are not available in the on-premise and on-device only offerings, Acrobat. Without this Sensei functionality, individuals would (and do) have to, instead, manually examine a document and add tags and metadata to every object, paragraph, image, list, caption, etc. individually. For example, users of the on-premise Acrobat application have the ability to manually tag documents on a character-by-character basis, but this tagging process is error-prone because it does not have contextual and machine-learning algorithms to understand what is being tagged. There is no way for the on-premise application to understand something as simple as whether text is a caption for an image or body text.
The ability to harness this Adobe cloud-based functionality for use with the on-premise/on-device software results in significant efficiencies compared to software use only and evidences the cloud-based Sensei and the on-premise and on-device software (Acrobat and Acrobat Mobile) working together to produce a properly tagged document. In addition to efficiencies gained in the process of tagging the documents, the ability to locate information easily within large caches of documents becomes significantly more efficient.

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Cloud-based Natural Language Processing ("NLP" - a field of artificial intelligence) looks at text and automatically recognizes grammar, syntax and semantics to derive understanding from it, recognizing the elements of a form. Without this type of functionality, mobile form completion of the type described below would not be possible. The ability to have accurate, automated machine identification of specific objects in a document (images, captions, etc.) and dynamically provide summaries through understanding content is a significant step forward in the ability to work with documents for our customers and is only available in the Adobe cloud and with subscription to DC.

One example is a magazine article which contains images, text, captions, quotes, etc. that are placed throughout the article in a non-uniform way. The user needs to be able to accurately identify, catalogue, and search the components of the article (as well as hundreds of others, each with their own unique formatting) - Natural Language Processing allows DC to perform this analysis, based on analysis of thousands of other documents in the cloud.
To recreate this workflow without Adobe cloud functionality, users would have to wait until they could reach a physical scanner (because the use of their phone or tablet to ingest a picture and utilize the cloud to convert to PDF would not be available), manually fill out the form, scan the form, manually tag character-by-character specific sections of a document, manually identify form fields and enable them, and then email it to the desired recipients. However, at this point the user would also lose all visibility into whether the intended recipient received or opened the document (no Send and Track) and what comments have been made by the customer. Essentially, the workflow as described would not be possible in the manner described above. This workflow again describes a process that involves interaction between the on-premise software (Acrobat), on-device software (Acrobat mobile), and the cloud-based features.

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Document Cloud, utilizing functionality only available in the Adobe cloud, learns the structure of fillable forms (i.e., where form fields are located, what the labels are, the types and order of fields) to make filling out forms easier. Because this technology is facilitated by the Adobe cloud, it (and the other technology described here) extends to mobile devices as well. For example, in Adobe Fill & Sign, we use advanced image processing technology to identify form fields from a scanned paper document to make it easy to input personalized information like names and addresses, and sign the document. A user can take a picture of a paper document using their mobile device and Document Cloud will convert the document to a PDF, analyze the document, and identify fillable fields (e.g., name, address, date of birth, etc.). Without Document Cloud, the user would have to find a scanner and scan the document that they would like to turn into a form and email the document to themselves. At this point, they would manually identify the fields in the document and insert field boxes into the document using Acrobat and then fill in the fields. There would be no utilization of Sensei functionality to identify the fields, no ability to ingest the document anywhere (utilizing mobile devices), and the user’s personal information would not be accessible from any device, allowing them to fill fields by just tapping from a list of cloud-synced information. The files could not be worked on by other team members simultaneously. Once the file was sent to others via email, all visibility into the status of the document would be lost.

Please refer to Appendix B for additional discussion of these cloud-based features and others.
Features available only when connected to the Adobe cloud significantly change the customer’s ability to work with and create documents when compared with the use of the on-premise/on-device software on its own (i.e., without access to the cloud-based features).
The nature of our promise to our Document Cloud customers includes not only what can be accomplished with a document workflow, but also how those tasks can be completed. That is, not only does a customer purchase the Document Cloud solution to enable him/her to undertake and complete specific tasks, that customer expects that he/she will have access to specified features and functionalities and realize measurable efficiencies from acquiring the solution. Document Cloud customers’ “intended benefit” from the contract (as per BC33(b) in ASU 2016-10) therefore includes access to cutting-edge features and functionalities and the realization of promised efficiencies in his/her regular tasks that result only from interaction of the on-premise/on-device software with software and services that are only accessible through the Adobe Document Cloud (i.e., on a hosted basis).
Therefore, consistent with the FASB’s discussion of its intent with respect to the ‘separately identifiable’ principle in paragraph 606-10-25-21 that is included in paragraphs BC29 and BC33(b) of ASU 2016-10, and also consistent with the discussion in AICPA Revenue Recognition Guide, paragraphs 9.2.10 - 9.2.15, the combination of the on-premise/on-device software licenses and the cloud-based features result in a combined, integrated functionality through the Document Cloud solution that is more than simply the sum of two or more independent goods or services purchased in the same contract, and the customer’s ability to derive its intended benefit from the contract depends on Adobe both (1) transferring the on-premise/on-device software licenses and (2) providing access to the cloud-based features and functionalities throughout the subscription period. Consequently, the nature of Adobe’s promise, within the context of the contract, is to provide its customers with access to the integrated Document Cloud solution, comprised of the on-premise/on-device software licenses and the cloud-based features, rather than to provide the customer with a package of on-premise/on-device software licenses and separate cloud-based services.
Conclusion to the Accounting Considerations
Based on our application of the relevant accounting guidance and the analysis above, our conclusion is that the on-premise/on-device software licenses (Acrobat and Acrobat Mobile) and the cloud-based features and functionalities that comprise the Adobe Document Cloud solution constitute a single performance obligation that should be recognized over the subscription period as the customer consumes and receives benefit from its access to the solution.
III. Non-Cloud Services Enabled Software
In limited circumstances, we sell without cloud services enabled and account for these sales as software licenses. Revenue associated with these sales for the quarters ended March 1, 2019 and March 2, 2018 represented approximately [***] and [***] of total revenue, respectively. We expect this revenue to continue to decrease as a proportion of our total revenue.

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* * *
Adobe further acknowledges that:

•	Adobe is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Adobe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned with any questions regarding the above.

Sincerely,

ADOBE INC.

By:	/s/ John Murphy
John Murphy
Executive Vice President and Chief Financial Officer

Cc:	Shantanu Narayen (Adobe Inc.)
Dana Rao (Adobe Inc.)
Mark Garfield (Adobe Inc.)
Prasadh Cadambi (KPMG LLP)

* Certain information has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

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APPENDIX A
I. Information Regarding our Business and our Creative Cloud Arrangements

A.	Summary of Creative Cloud and its place in the marketplace
Creative Cloud is the leading creative design solution and is sold as a creative design suite which integrates services and tools delivered through hosted (i.e., cloud-based) services and web, mobile, and desktop that help creative professionals in publishing, web design and development, video and animation production, mobile app and gaming development, and document creation and collaboration. These features and services play a critical role in enabling our customers to design and create content (e.g., website design, posters, advertising, 3D imaging, videos and other) and work seamlessly across multiple devices (desktops, smartphones, and tablets) in real-time; collaborate effectively amongst different individuals or within a team or organization; access creative assets (i.e., videos, pictures, illustrations, web pages, layouts, app development, fonts) across all phases of the project; and implement changes to created assets throughout a campaign and across platforms.
The Creative Cloud service offering is priced, marketed, sold, and contracted as a single end-to-end creative design solution with subscriptions available on a monthly, annual, or multi-year basis. We have not sold the on-premise components of Creative Cloud since 2013 (except Acrobat) separately from the integrated hosted services or presented them separately from a contractual perspective. Our contractual obligation is to provide the cohesive, integrated Creative Cloud solution to our customers.

B.	Migration to the Cloud
The transition from Creative Suite and on-premise-only offerings to Creative Cloud was part of a long-term vision about the future of how creative professionals work. At the launch of Creative Cloud, that vision was beginning to be realized with the proliferation of mobile devices and tablets (e.g., smartphones and the release of the first iPad in 2010), but had not yet reached the point where these devices were integral to the workflows of creative professionals.
The initial launch of Creative Cloud (2012 and first half of 2013) included a subscription version of what customers would have received purchasing our Creative Suite Master Collection offering, as well as services such as Fonts (formerly Typekit), online storage, mobile applications, updates, and upgrades. The level of features and functionality present today, which deeply tie together creative workflows across teams and devices, was not present in initial versions of Creative Cloud. As we progressed through 2013 and 2014, Creative Cloud continued to transform, introducing many of the features and functionalities we describe throughout this document such as Libraries, creative assets, renditions, linked assets, and others that are fundamental to what we promise a Creative Cloud customer. Functionalities that consumers expect and take for granted today, such as the ability to perform computationally intensive edits to RAW photographs on a smartphone (i.e., tasks the smartphone could not perform if disconnected from the cloud), was unavailable just a few years ago - but has been the vision for Creative Cloud since inception.
Adobe’s vision for Creative Cloud was described extensively during our 2013 MAX conference keynote where the themes we highlight throughout this letter - connected creation, anywhere - were discussed. Adobe’s CEO noted “What you wanted from us was for our products to work much better together…you shared your expectations of how your work was changing, you pushed us to focus on touch, enabling mobile access to your assets, and enabling a vibrant creative community,” and “the launch of Creative Cloud was just the beginning of the next generation of innovation at Adobe.” The CEO was highlighting how our customers’ demands drove our innovation. The head of Adobe’s Digital Media business spoke to “the need to integrate the creative process and that’s what drives the vision for Creative Cloud.”
At MAX 2014 Adobe’s CEO stated “we’re really proud to bring you all the tools that help you push the limits of your creative expression. And first we did that with desktop apps…and now we’re doing that with cloud services and mobile applications...to deliver the exacting capabilities that you expect from us.”
The way we discuss Creative Cloud has been consistent with this messaging from its inception until now. At MAX in 2017, Adobe’s CEO presentation indicated “we believe you should be able to work wherever creativity strikes…you may want to work in a group or alone…so you can create the way you want to.” Our core principles of the Creative Cloud remain the same today as they did at inception. Similarly at MAX in 2018, our CEO continued to focus on

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“delivering a common Adobe Cloud platform that brings all this content and data together in a unified way. We’re focused on Adobe Sensei, our framework for artificial intelligence” and that “people buy experiences, not products.”
Our vision for Creative Cloud as a deeply integrated set of tools and hosted services, developed to meet the creative demands of our customers, has been consistent since launch and remains the core of our significant ongoing development and marketing efforts around Creative Cloud.

C.	Evolution of Creative Cloud
Since the launch of Creative Cloud in May 2013, Adobe has significantly expanded the features and functionality that reside in the cloud and the ways in which our tools are connected to each other within the cloud. The primary focus of our development since the launch of Creative Cloud has been expanding the reach of our tools across devices (via cloud connectivity) and expanding the depth of what can be accomplished by leveraging the entirety of Creative Cloud.
Over time we have increased both the number and depth of the functionalities that leverage the Adobe cloud. Some of those features are described in additional detail in Section I.F of this Appendix A. The features which are described in Section I.F have evolved since the launch of Creative Cloud, primarily to allow greater integration across our tools and scalable, collaborative workflows, many of which were simply impossible prior to Creative Cloud.
Creative Cloud Libraries are a core feature of our offering. Libraries are what connect the various tools and services within Creative Cloud to each other and provide the foundation for working anywhere, across devices, and across teams. For example, Libraries allow customers to access their creative assets, settings, color palettes, brush styles, character styles, and more across Creative Cloud tools on devices such as desktop, mobile, web, and TV (and without having to separately download these items to each device or send (e.g., via email) - an item created on one device is instantly available to another device). Many workflows are either significantly limited or not possible without cloud features and services such as Libraries and those workflows are more than simply add-on features or functionalities - they are foundational to fulfilling the promise we make to our customers when they subscribe to Creative Cloud.
Consistent with our focus on integrating cloud technology within Creative Cloud, we have acquired multiple cloud companies - Fotolia (stock photography) and Fonts (font licensing), whose cloud-based services are integrated with our desktop and mobile tools. Behance, the premiere social network for creative professionals, is another example of an acquired organization integrated into Creative Cloud specifically to allow customers the ability to share work with the creative world, create and publish websites directly from our tools, collaborate, and even find a job (or hire) in the creative industry.
We have released a significant number of cloud-first, cloud-connected mobile tools and desktop tools to deliver on the promise of Creative Cloud - allowing our customers to create when, how, and where they want (“cloud-first” is the design and development philosophy of tools where cloud connectivity and cloud-based features are the foundation of the tool from inception). Examples of such tools include Lightroom Mobile, Sketch, Fix, Mix, Spark, Comp CC, Capture, XD, Photoshop Lightroom, Rush, and others.
Core services such as Sensei, which provides machine-learning functionality only available via connection to the cloud, extend through many of our tools and continue to expand over time (also see Section I.F). In 2018 alone, over 64 new features powered by Sensei were integrated with Creative Cloud and Document Cloud. As a result of cloud-based capabilities such as Libraries and the tight integration of these cloud-services into our tools, our users experience significant functionality and can realize significant productivity gains, 10x in some areas (third party study of Creative Cloud Libraries).
Our focus since the launch of Creative Cloud and our focus going forward continues to be on enabling our customers to create content across devices, collaborating with clients and teams, working in a scalable way, across geographies, etc., all of which is facilitated by Creative Cloud today and will continue to be the primary driver of our new tools and features.

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D.	Creative Cloud customer
Our target customers are primarily creative professionals who are responsible for the creation of creative content such as websites, photographs, movies (from feature-length films to shorts or home movies), magazine visual layouts, character animation, scripts for film, television, or stage, and electronic documents as part of their work. We provide the tools to create these assets within Creative Cloud. The ways our customers use the tools available within our solution vary by the specialty of the creative professional and by project. Customers will typically use multiple tools (desktop, mobile, and cloud) within Creative Cloud, but when we sell the offering we do not know exactly how customers will choose to use the tools available to them (e.g., what design tasks they will undertake using Creative Cloud) and in what combination.
On our website, we describe examples of “projects” that a customer may create and describe the tools they may use (which work together across Creative Cloud) to accomplish that task. For example, for visual storytelling, a customer may primarily use a tool like Adobe Spark or Premiere Clip, as well as Lightroom, Premiere Pro, Photoshop, Lightroom Mobile, Mix, Fix, Sketch, Comp CC, and Capture. For a design and illustration project, a customer may utilize a combination of tools and services such as Lightroom, Illustrator, Photoshop, XD, Lightroom Mobile, Photoshop, Spark, Premiere Clip, Photoshop Express, Mix, Fix, Illustrator Draw and Sketch.
Creative Cloud connects all these tools to each other with cloud-based functionality which significantly changes how our customers work and accomplish their objectives and allows them to complete design tasks across multiple tools, seamlessly and efficiently. Our customers expect (and we promise) the ability to work in the ways described throughout this document. Working across tools, across devices, and across teams, with access to significant services and hosted assets would not be possible without the cloud-based features of Creative Cloud working together with the on-premise/on-device software, as we further discuss in Section I.F of this Appendix A and Exhibit A to Appendix A.

E.	Description of our Creative Cloud Contracts
Customers subscribing on a month-to-month basis pay in advance of the monthly service period and may cancel their subscription at any time, without penalty, in advance of the next month of service. Customers subscribing on an annual basis pay in advance either monthly (i.e., the customer pays monthly in advance of each monthly service period), or annually (i.e., the customer pays the annual amount in full in advance of the annual service period). Customers subscribing for a multi-year period are typically enterprise customers.
Customer access to and continued use of the on-premise tools is dependent on the user authenticating with Adobe’s servers on a regular basis via the internet (cloud-hosted features always require internet access). If the user does not reconnect to the Adobe cloud at regular intervals (users are reminded at least once every 30 days and may disconnect for a maximum of 99 days), use of the desktop/on-device tools will be suspended and no longer usable without reconnecting to the cloud. This is consistent with how we market and sell the solution, our legal terms, and how our customers consume the benefits of the solution - on an ongoing basis, using the solution in fundamentally the same manner throughout the subscription period.
Customers agree to terms and conditions which describe Creative Cloud as a “service” which indicate:
These terms govern your use of our website or services such as Creative Cloud (collectively, “Services”) and software that we include as part of the Services, including any applications, Content Files (defined below), scripts, instruction sets, and any related documentation (collectively “Software”). By using the Services or Software, you agree to these terms.
The terms further support that from a contractual perspective, we view Creative Cloud as the solution we are selling the customer and discuss licenses only as a part of the Creative Cloud "service."

F.	Creative Cloud features dependent on the Adobe Cloud
The following examples illustrate the significant features/functionalities which depend on the cloud and the on-premise/on-device software working together to deliver the solution we promise our customers.

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Example Features (not exhaustive):
Creative Cloud Libraries and Storage (which are Adobe cloud hosted features) are available throughout the Creative Cloud and allow customers to access and share all of the user’s images, shapes, colors, text styles, settings, fonts from Adobe Fonts, and other files and creative assets, making them instantly available across the user’s desktop and mobile devices. Having these abilities allow users to work and collaborate effectively and efficiently with colleagues, peers and clients across devices - and easily maintain version control - through shared libraries, automatic content syncing, and collaboration tools. The examples in the paragraph below leverage pervasive Creative Cloud hosted functionality such as Libraries, Sync, Storage, Sensei, etc. and illustrate how our tools and cloud-based features work together to deliver Creative Cloud to our customers. The ways of working we describe below would not be possible, or would be significantly cumbersome, without the interaction of the on-premise/on-device tools and cloud-hosted functionality.

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Creative Cloud allows users to create videos, pictures, web pages, illustrations, print layouts, color palettes, brushes, shapes or other creative assets on a desktop or mobile device and that asset is automatically available to other tools within Creative Cloud (e.g., a creative asset created in Illustrator is automatically available for use in InDesign) and on any device . The result is the ability to leverage workflows that did not exist prior to the integration of cloud-based functionality with on-premise/on-device tools and increased efficiency. Users can access their created content on any device that a user logs into with a unique login. This means that a user’s tools, content, and settings are available to them wherever they go. Without the ability to automatically sync creative assets, color palettes, brushes, etc., users could not use these assets in other Adobe tools. Prior to Creative Cloud, each tool had independent formatting for its elements, which forced users to build settings from scratch and manually set up each change to their workflow to maintain consistency.

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Creative Cloud automatically encodes and optimizes file formats to match the device and bandwidth. Users can edit the highest resolution images through applications on a mobile device without ever downloading the content. For example, an image is stored in the cloud by Adobe Lightroom as a creative asset, which includes the original pixel data, along with metadata capturing adjustments/edits applied by the user. As a result, a user can modify a file that is gigabytes in size on a mobile device with low bandwidth because Creative Cloud allows a user to modify a low-megabyte version of the file, but preserves those edits at full quality in the original. Without this type of functionality, the ability to work in a scalable way on mobile devices would be significantly limited (i.e., to work on large files, as our users frequently do, across multiple devices, users would have to download and upload huge files each time they want to make edits which present bandwidth and processing challenges). This type of functionality, especially when viewed in the context of a full workflow (working with multiple creative assets simultaneously, and making potentially small edits in many large files), highlights the transformative nature of our solution that provides the benefit our customers expect.

We feel it is important to draw a distinction between simple file storage and what is being described above (Creative Cloud Libraries) and how files differ from creative assets. Creative assets within Creative Cloud have significant key differences from files, which make their integration throughout Creative Cloud critical and much different than what a simple storage solution such as “Dropbox” can provide. Examples of these unique features only enabled via Adobe’s integrated solution include:

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Non-destructive edits to creative assets - Changes to assets are stored as metadata within a shared asset that can easily be reverted or modified in completely non-destructive workflows across devices, teams, and tools - meaning files can be instantaneously and visually rolled back through all edits back to the beginning raw file. In contrast, without the non-destructive edits features, a user would have to save a file version each time an edit is made (potentially a very significant number) to then be able to revert to a prior version.

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“Renditions” are adaptive representations of a creative asset. Instead of a single version of a user's content, a Creative Cloud Asset, for example, a color, an image, a logo, a brush or a video clip, is stored in the cloud. When a tool (e.g., Photoshop, Illustrator, etc.) needs to interact with the asset, Adobe Creative Cloud creates a rendition, an appropriate representation of that asset in the right format, when the user needs it. For example, a logo represented as an asset could have multiple “renditions” such as a vector graphic suitable for a print brochure, a high-resolution bitmap to be used in a web page displayed on a high-resolution monitor, and a low-resolution

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bitmap to be used in a mobile app, without having to create different versions of the Asset. The propagation of these different “renditions” or versions is facilitated through the cloud. If this functionality were not available, users would have to create separate versions of their creative assets for each use case described above. File versions would have to be separately recreated each time a change was made to the master creative asset.

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Linked Assets - Automatic propagation of changes to creative assets (via Creative Cloud Libraries). When an asset is placed in a document, a reference/digital link to the original asset is embedded in the asset. When the asset is updated, notifications are sent to the apps and synced across the cloud. Prior to the availability of Creative Cloud, this process would have involved multiple creative professionals downloading files manually either through email or a central server and changes would not be replicated.

An individual would have to manually update the asset across all areas that would leverage that asset and repeat this process each time an edit was made. When this process is considered in the context of a multi-device environment and a development team working worldwide and across time zones, these challenges are significant.

An actual example of what this workflow would look like without cloud-enabled technology comes from a customer in the computer gaming segment. In one of their most popular games, there are over 1,200 screens a user interacts with - a single asset may be present on many of those screens. Any change to that asset would have had to be manually propagated across each screen every time a change was made. By using Creative Cloud, they have eliminated this workflow.
It is also important to note that we are not just describing a productivity gain - this is how our customers expect to be able to work. Customers regularly work on projects which involve significant numbers of creative assets across many different projects and with many different teams. Being able to work seamlessly across these assets is a core expectation of the solution, not simply an added benefit.
Machine-learning functionality, branded as “Adobe Sensei,” uses cloud computing to perform data analysis across millions of users to provide significant functionality, only available when connected to the Adobe Creative Cloud, to Adobe tools. Examples of operations that may be performed via cloud-only machine-learning algorithms include:

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Content Intelligence (e.g., automatically recognizing what is contained in an asset at a precise level and assigning relevant key words and making intelligent recommendations when searching for similar content)

•	Font recognition - recognize a font from a creative asset and recommend similar fonts, even from handwriting

•	Image correction that uses cloud-based analysis of tens of thousands of sources of information to make automated visual adjustments to creative assets

•	Visual search wherein a user can visually search tens of thousands of photographs to “find images like this” from an existing picture

•	Transformation of paper documents into editable digital documents that automatically include the correct fonts, correctly identify fields in paper forms, and allow for electronic signatures

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Semantic segmentation - shows each image region labeled with what it is (e.g., building, person, sky, ocean). These items are identified based on machine learning and content from tens of thousands of other images in the cloud. This allows easy selection and manipulation of the components of an image using commands (e.g., telling Sensei “change the sky” in plain text or speech)

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Text understanding, topic modeling, and sentiment analysis of digital documents - allowing Creative Cloud to not just recognize the words on the page of a document, but to understand the meaning of those words, how a document should flow, and provide meaningful summaries of content by analyzing millions of other source documents.

Adobe Stock workflows where stock images, videos, and templates hosted in the cloud can be imported into a user’s project from within the desktop or mobile tool. The image, video, or template appears in the project and is fully editable with either a watermark or fully licensed version depending on the license status of the image. Any edits made to a watermarked asset are maintained if the asset is licensed and licensing can occur directly within the desktop or mobile tool.

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Team Projects is a hosted collaboration service for Creative Cloud users that allows editors and motion graphics artists to work simultaneously in shared team projects. It includes deep collaboration features like version control and smart conflict resolution. Instead of creating local project files, collaborators can work together in a shared team project that can be opened by the tools. The data in Team Projects is securely hosted in the cloud. Media files referenced by Team Projects can be locally stored source files, or lightweight proxies shared via Creative Cloud or another cloud service or on-premise storage location.
Workflow Examples
Please see attached Exhibit A for example workflows which illustrate how a user would interact within Creative Cloud contrasted with what a similar workflow would look like absent Creative Cloud integrated services.

II. Relevant Accounting Guidance for the Analysis and Conclusion

A.	ASC 606 Revenue from Contracts with Customers

i.	Identifying Performance Obligations (606-10-25-14 through 25-22)

ii.	Promises in Contracts with Customers (606-10-25-16 through 25-18)

iii.	Distinct Goods or Services (606-10-25-19 through 25-22)

iv.	Illustrations (Examples 10 through 12A and Example 55)

v.	BC29 to ASU No. 2016-10 addressing Distinct Goods or Services (Paragraphs 606-10-25-19 through 25-22)

vi.	BC33(b) to ASU No. 2016-10 addressing Distinct Goods or Services (Paragraphs 606-10-25-19 through 25-22)

B.	AICPA Revenue Recognition Guide (published June 2017), paragraphs 9.2.10 - 9.2.15 relating to Determining Whether Software Intellectual Property is Distinct in Cloud Computing Arrangements

III. Analysis and Conclusion

A.	The nature of the Company’s promise to Creative Cloud customers
Multiple papers of the FASB/International Accounting Standards Board ("IASB") Joint Transition Resource Group for Revenue Recognition ("TRG") - e.g., TRG Agenda Papers No. 16 and 39 (see paragraphs 8-9 and 15 in those TRG agenda papers, respectively) - explain that integral to identifying the performance obligations in a contract is to appropriately determine the nature of the overall promise to the customer. That determination would, in our view, given the guidance in paragraph 606-10-25-16, have to consider reasonable expectations by the customer of that promise implied by an entity’s customary business practices, published policies, or specific statements.
Therefore, before evaluating which individual licenses or services are or are not distinct, we must conclude as to the nature of our promise to Creative Cloud customers. Our conclusion is that, based on how we market and promote Creative Cloud (including specific statements and videos on our website and presentations at design conferences), our promise to customers includes not only that Creative Cloud will enable these creative professionals to complete design tasks (e.g., publishing, web design and development, video and animation production, mobile app and gaming development and document creation and collaboration) but that it will provide them the tools, features, and functionalities to fulfill their design roles efficiently and in the collaborative, mobile-enabled manner they have requested of us. That is, the promise to a creative professional that is the core customer of Creative Cloud is not only that with Creative Cloud they can produce the flyer, webpage or video they have been engaged to produce, but that Creative Cloud will enable them to meet their design needs.
The capabilities and workflow efficiencies we promise, and that our customers expect, would not be available absent ongoing interaction between the on-premise and on-device software and cloud-based services. This fact, consistent with BC29 and BC33(b), as well as the AICPA Revenue Recognition Guide, (published June 2017) Example 9-2-3-Hybrid Software and SaaS, drives our conclusion that the Creative Cloud is a single, integrated solution ( rather than multiple performance obligations included in a single customer contract). The features described in Section I.F

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above are not possible without the Adobe cloud and are fundamental to what we promise our Creative Cloud customers and what those customers’ intended benefit is from the Creative Cloud.
Our customers’ intended benefit, and our promise to those customers, is not only that with Creative Cloud our customers can create movies, video, pictures, vector graphics, scripts, video games, animations, and many other creative assets, but that Creative Cloud will enable them to work in the way they expect from a modern creative workflow - across devices, platforms, and teams.

B.	Customers’ “intended benefit” from Creative Cloud
BC33(b) in the Basis for Conclusions to ASU No. 2016-10 explains that a relevant consideration in determining whether two or more promised goods or services are distinct from each other is whether the customer can realize its intended benefit from the contract absent the entity providing each of those goods or services. This concept is illustrated in Example 10 Case C and Example 55 in ASC 606. In both of those examples, the entity concludes that the provision (or not) of the updates to the software/IP will significantly affect the utility of the licensed intellectual property to the customer such that the license and the updates are not separately identifiable. Because, without the license and the updates, the customer cannot realize the benefit it entered into the contract expecting to obtain (i.e., its “intended benefit”), they are each, in effect, inputs to the combined solution for which the customer contracted (that is, computer virus protection in Example 10 Case C and ongoing access to the entity’s intellectual property related to design and production processes in Example 55).
We believe, in no small measure due to our significant marketing efforts to existing and prospective customers, that our Creative Cloud customers’ expectations are not only that they can complete design tasks but that they will have access to defined features and functionalities and realize measurable efficiencies from acquiring the solution. Creative Cloud customers’ “intended benefit” from a Creative Cloud contract, therefore, includes access to cutting-edge features and functionalities and the realization of promised efficiencies in their regular design tasks. And as noted below, those cutting-edge features and functionalities and design task efficiencies predominantly arise from Creative Cloud’s cloud-based features and by the interaction between our on-premise/on-device tools and the cloud-based features (e.g., Sensei and the creative libraries).

C.	Distinct Goods or Services
Paragraph 606-10-25-19 sets out that a good or service is distinct if it is both (i) “capable of being distinct” and (ii) the promise to provide that good or service is “separately identifiable.” The notions of “capable of being distinct” and “separately identifiable” are further described in ASC 606-10-25-20 and 606-10-25-21, respectively, while the distinct principle is further discussed in paragraphs BC29, BC32, and BC33 to ASU No. 2016-10. BC29 explains that, in the FASB’s view, the notion that two or more promises to transfer goods or services are not distinct from each other is intended to capture those situations in which those goods or services result in a combined item that is greater than (or substantively different from) the sum of those promised (component) goods and services. BC33(b) further explains that even if two or more goods or services are capable of being distinct because the customer can derive economic benefit from each one, the customer’s ability to derive its intended benefit from the contract may depend on the entity transferring each of those goods or services such that the promises to do so are not separately identifiable.
We analyzed whether providing customers the right to use licensed software on their desktops and the right to access cloud-based features and services, which together are the Creative Cloud solution, represent distinct performance obligations in accordance with the guidance referenced above.

D.	Accounting Analysis
Is the promise to transfer Creative Cloud on-premise and on-device licenses separately identifiable (i.e., distinct in the context of the contract) from the promise to provide access to the cloud-based features and functionalities to which the customer has access as part of Creative Cloud?
Please also refer to our discussion in the Executive Summary Section I. Creative Cloud.
The guidance provides, as examples, factors to consider when determining whether promises are separately identifiable, including ASC 606-10-25-21(a), which states that “The entity provides a significant service of integrating goods or services with other goods or services promised in the contract…that represent the combined output…for which the customer has contracted…the entity is using the goods or services as inputs to produce or deliver the

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combined output.” In the application of this guidance, the Board additionally noted its intent in the Basis for Conclusions, including BC29 of ASU 2016-10, BC32 of ASU 2016-10, and BC33(b) of ASU 2016-10, as included above.
We also referred to the AICPA Revenue Recognition Guide (published June 2017), paragraphs 9.2.10 - 9.2.15 relating to Determining Whether Software Intellectual Property is Distinct in Cloud Computing Arrangements.
From Adobe’s perspective as well as our customers’, Creative Cloud is one offering which enables access to features and services which deliver the objective of providing an integrated creative design solution.
As discussed in the Executive Summary (under I. Creative Cloud) and in this Appendix A, the underlying nature of the arrangement is to provide the customer an end-to-end design, publishing and collaborative solution for all their projects. This solution comprises desktop, mobile, and web tools that function in tandem with cloud-based features and services to allow users to initiate and complete a design project (web, video, photo, audio, graphic, gaming, etc.), including publishing content across their online communities and teams, on social media, and on their website. Our cloud-based features and services are integrated with the desktop and mobile tools to seamlessly pass projects from stage to stage throughout a project’s life. Our solution cannot provide its intended benefit to the customer without the customer having access to the cloud-based features and services, as each on-premise and on-device tool is integrated with the cloud-based features and services.
The individual components of the design solution provided by Creative Cloud are highly interdependent on one another - our tools and cloud-based features and services are designed to be used in unison to complete complex creative design tasks in a professional setting (e.g., working collaboratively with the creative professional’s client and/or team) and timeframe (i.e., project-based and deadline driven). Significant components of the workflows we market to accomplish these tasks (see Appendix A, Section I.F) are only available when using on-premise/on-device tools combined with cloud-based features and functionality.
The value we deliver and the promise we make to our customers come from the synergy of access to both the licensed desktop/mobile features and the cloud-based features and functionality. Without our solution working as a cohesive service, a customer would lose significant utility and efficiencies in creating and editing assets across devices, publishing and collaborating with online communities, accessing stored assets in the cloud (including font and image foundries), and saving time with features of the hosted services such as multi-format renditioning, mobile editing of high-capacity assets and non-destructive editing features which work seamlessly across devices and tools. This added utility that is derived from the cloud-based interactivity of the solution drives the value that customers pay for and expect when they purchase Creative Cloud. We provide our customers with access to this integrated solution throughout the duration of their subscription to Creative Cloud.
Additionally, this high level of integration results in significantly increased efficiency. For example, a study of Creative Cloud Libraries (which is a cloud-only functionality integrated with our desktop and mobile tools) performed by a third party noted significant productivity gains when using Creative Cloud Libraries and close to 10x productivity gains for certain key and common operations.
While we believe some of the features within Creative Cloud are capable of being distinct, we do not believe customers can derive their intended benefit from Creative Cloud (see Appendix A, Section I.B), or what they contract for (i.e., obtain what they view as our promise to them as a Creative Cloud customer - see Appendix A, Section I.A) when they purchase a subscription from us, without the entire offering of on-premise, on-device, and cloud-based features and services. We sell a solution for entire design projects, not a solution to complete components of projects; we believe our customers are reliant on the entire feature suite and the cloud-based features and services to meet their needs as a creative professional.
Based on this analysis, we have concluded that the on-premise and on-device software licenses and the access to cloud-based features and services are not distinct from each other as they fail to meet one of the two criteria in ASC 606-10-25-19 - i.e., the promises to transfer those licenses and to provide access to the cloud-based features and services are not each ‘separately identifiable’ (distinct from each other within the context of Creative Cloud contract). Therefore, consistent with ASC 606-10-55-56, which states “If the promise to grant a license is not distinct from other promised goods or services in the contract in accordance with paragraphs 606-10-25-18 through 25-22, an entity should account for the promise to grant a license and those other promised goods or services together as a single performance obligation,” we believe the licenses and access to the cloud-based features and services are a single performance obligation in our Creative Cloud contracts.

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Exhibit A to Appendix A - Creative Cloud Example Workflows

•	Cloud poster workflow: https://youtu.be/IGsOpvrzZ24

•	Design workflow:

◦	Example of real time rendering and workflow across devices: https://youtu.be/dn_9u1qtQ8s?t=9m43s

◦	Creative Cloud Libraries, cross device sync, real time collaboration, non-destructive editing workflow: https://youtu.be/dn_9u1qtQ8s?t=21m35s

◦	Working seamlessly across devices and offerings: https://youtu.be/dn_9u1qtQ8s?t=50m8s

•	Cross device, cloud-connected workflow: https://youtu.be/KzMMbTNKc5k?t=5446

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APPENDIX B
I. Information Regarding our Business and our Document Cloud Arrangements

A.	Summary of Document Cloud and its place in the marketplace
Document Cloud is the leading document workflow solution, and is sold as a subscription, which integrates hosted (i.e., cloud-based) services and web, mobile, and desktop tools that help our customers create, review, approve, sign, and track documents across desktop and mobile devices. These features and services play a critical role in enabling our customers to effectively and efficiently work with documents (e.g., eliminate waste created by paper workflows, ensure documents may be tracked throughout their review and approval process, ensure signature process is appropriately controlled by using Sign, a fully hosted component of DC, view, create, edit, and work with documents) and work seamlessly across multiple devices (desktops, smartphones, and tablets) in real-time; collaborate effectively and access documents amongst different individuals or within a team, or organization.
PDF, which is the file format at the core of Document Cloud, is the industry standard document file format for government, business, educational, and healthcare organizations.
Adobe Acrobat is the brand name for various on-premise and on-device tools which are available to read, create, and edit PDFs. Acrobat Reader is freely available to all and may be used to open and view PDFs. Acrobat Standard and Acrobat Pro are on-premise tools which may be used to create and edit PDFs on the desktop. There is a companion Acrobat Reader for mobile devices. None of these products (on desktop or mobile) are connected in any significant way without subscription to Document Cloud. Anyone (not just customers) can sign up for basic free storage of 5GB, certain limited user information may be stored, and files may be sent only (no tracking, confirmation of delivery, etc.). These freely available items are all designed to facilitate “viewing” of PDFs - which is ubiquitous and freely available to all. Document Cloud subscriptions are focused on creation, editing, and collaborative workflows which are not freely available. Cloud-hosted features, including the workflows described in the Executive Summary (under II. Document Cloud) and Section I.F of Appendix B, are not possible with purely on-premise Reader, Acrobat Standard, or Acrobat Pro or in combination with freely available storage.
The Document Cloud service offering is priced, marketed, sold, and contracted as a single end-to-end document workflow and management solution with subscriptions available on a monthly, annual or multi-year basis. Document Cloud is a document suite which includes Acrobat (Desktop and Mobile) and hosted features and functionality described in more detail in Section I.F such as Sign (cloud electronic signature workflow), online storage, Send & Track, Fill & Sign across devices, syncing of settings and tools across devices, and others.
We also offer our customers the option of purchasing a fully perpetual license to Acrobat; the perpetual license does not contain any of the Adobe cloud-hosted features and functionality available only in Document Cloud, including the ability to perform workflows across devices.

B.	Migration to the Cloud
The introduction of Document Cloud was positioned in our portfolio of products as part of a long-term vision about how our customers work with documents. Adobe has spent the prior few years executing against this vision. Mobile devices such as smartphones and tablets are a significant tool in the way our customers work. We all review, collaborate, edit, and share documents across devices and with each other, and are not always at our desks. The Document Cloud was developed as the answer to how professionals interact with documents in a mobile and “cloud-first” world.
The Adobe cloud features and functionality present in Document Cloud have evolved since launch, and mobile and cloud-oriented features and functionality continue to be the main driver for innovation in the offering.
The Sensei functionalities we describe in the Executive Summary and Appendix B Section I.F have evolved since the release of Document Cloud in 2015 and those technologies are only available in the Adobe cloud.
Our vision for Document Cloud as a deeply integrated set of tools, developed to meet the demands of our customers, has been consistent since launch and remains the core of our significant ongoing development and marketing efforts around Document Cloud.

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C.	Evolution of Document Cloud
Since the launch of Document Cloud in April 2015, Adobe has significantly expanded the features and functionality which reside in the cloud and the ways in which our tools are connected to each other using the cloud. The primary focus of our development since the launch of Document Cloud has been expanding the reach of our tools across devices (via cloud connectivity) and expanding the depth of what can be accomplished by leveraging the entirety of Document Cloud.
Over time we have increased both the number and depth of the functionalities that leverage the Adobe cloud. Some of those features are described in additional detail in Section I.F of this Appendix B.
Core services such as Sensei, which provides machine-learning functionality only available via connection to the cloud, extend through many of our tools and continue to expand over time (Also see Section I.F).
Our product roadmap is also squarely focused on workflows that require cloud connection. One example of Adobe cloud-enabled functionality is a greatly enhanced document review workflow. We describe this workflow in detail in the Executive Summary section. These review capabilities are core to our roadmap and further indicate that our focus across our solutions is on cloud-first (i.e., emphasis on cloud-based features and functionalities - both in development and in terms of customer experience), multi-device workflows that enable individuals and teams to work where and how they expect. In addition, Sensei has already become central to, and is in place, across our offerings. Sensei and cloud-first, collaboration-oriented, multi-device workflows are the focus of our roadmaps and further illustrate that Adobe has focused, and continues to focus, on the Adobe cloud as the primary area of innovation across our solutions. We expect this trend to not only continue, but accelerate and expand going forward.
A customer’s ability to do all of these things is enabled by Document Cloud today and will continue to be the primary driver of our new tools and features in the future.

D.	Document Cloud customer
Our target customers are “knowledge workers” (sales, finance, medical professionals, lawyers, government organizations, educational institutions, etc.) or any individual, team, or organization that works with documents of any kind (PDF, MS Word, PowerPoint, etc.) and needs to work seamlessly across devices to share, edit, create, fill, manage, review, and sign those documents. We provide the tools to accomplish these tasks within Document Cloud. Customers will typically use multiple tools (desktop, mobile, and cloud features) within Document Cloud and our promise to our customers is that they can use the integrated subscription offering in a wide variety of ways - that is how we market and sell our subscription.
Document Cloud customers will typically be users of other document software including Word and Excel, but PDF and the workflow provided in Document Cloud provide some important benefits over other document formats. Some key benefits of PDF and Document Cloud are compatibility (PDF is universal and renders consistently across platforms and devices - e.g., it looks the same regardless of Mac or PC and regardless of what device it is being viewed on), security (PDF is the preferred file format for the legal profession because DC not only provides the ability to password protect and encrypt files, but provides the ability to secure documents in the cloud and have an audit trail), as well as benefits around ease of sharing, working across teams, reduced file size, and document analytics.
On our website, we describe examples of tasks customers can perform and how customers may use Document Cloud tools to accomplish those tasks. For example, if a customer has a paper document they want to send to someone, they can use the Adobe Scan tool on their smartphone to take a picture of the document. That document is identified (border recognition happens in the cloud to automatically identify the document from surrounding objects) and optical character recognition is utilized, via Adobe cloud and Sensei, to convert that document into a searchable PDF document (i.e., a document within which someone can search for specific words and phrases from a document that was originally a paper document). The computationally intensive exercise of performing optical character recognition on a document on a mobile device is performed in the cloud. Being able to obtain accurate, searchable PDFs that can be modified and reviewed on any device at any time is fundamental to the promise of Document Cloud. If that document has fillable fields, the recipient of the document can utilize Adobe Fill & Sign to recognize those fields in the PDF and automatically fill out the document with their information, because their information is synced across Document Cloud. The recipient can then electronically sign the document and send the PDF back to the original user, all using Adobe cloud hosted features via a mobile workflow.

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Document Cloud connects desktop and mobile tools to each other with cloud-based functionality, which together transforms how our customers are able to work and accomplish their objectives, allowing workflows that are simply not possible in a purely on-premise offering such as Acrobat. Our customers expect (and we promise) the ability to work in the ways described throughout this document. Working across tools, across devices, and across teams, with access to significant services and hosted documents would not be possible without Document Cloud (i.e., through license to Acrobat, on-device licenses, and some other software or services), as we further discuss in Section I.F and Exhibit A.

E.	Description of our Document Cloud Contracts
Customers subscribing on a month-to-month basis pay in advance of the monthly service period and may cancel their subscription at any time, without penalty, in advance of the next month of service. Customers subscribing on an annual basis pay in advance either monthly (i.e., the customer pays monthly in advance of each monthly service period), or annually (i.e., the customer pays the annual amount in full in advance of the annual service period). Customers who terminate an annual, paid monthly contract mid-cycle will be charged a pro-rata portion of the remaining contractual value. Customers entering into multi-year agreements are typically enterprise customers.
Customer access to, and continued use of, the on-premise tools is dependent on the user authenticating with Adobe’s servers on a regular basis via the internet (cloud features are always dependent on an internet connection). If the user does not reconnect to the Adobe cloud at regular intervals (users are reminded at least once every 30 days and may disconnect for a maximum of 99 days), use of the desktop tools and hosted services will be suspended and the user will no longer be able to use the desktop tools. This is consistent with how we market and sell the solution, our legal terms, and how our customers consume the benefits of the solution - on an ongoing basis, using the solution in fundamentally the same manner throughout the subscription period.
Customers agree to terms and conditions which describe Document Cloud as a “service,” as discussed in the Creative Cloud section above.
While the general terms (above, used by all Adobe offerings) reference Creative Cloud as an example, the Document Cloud-specific terms and conditions refer to the subscription as a “service,” as defined in the general terms (above). The terms further support that from a contractual perspective, we view Document Cloud as the solution we are selling the customer and discuss licenses only as a part of the Document Cloud "service."

F.	Document Cloud features dependent on the Adobe Cloud
The following examples illustrate the significant features which depend on the cloud, which are significantly transformative and produce the deliverable our customers expect.
Document Cloud hosted functionalities allow customers to access, create, share, manage, sign, review, and approve all of a user’s PDF documents across the user’s desktop and mobile devices. Having these abilities allows users to work and collaborate effectively and efficiently with colleagues, peers and clients across devices and teams.
Examples of these features which are only available within the Adobe cloud or through interaction between the cloud and the on-premise and on-device tools are (non-exhaustive):

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Machine-learning functionality, branded as “Adobe Sensei,” uses computing power and functionalities hosted in the cloud to perform data analysis across millions of users to provide significant functionality, only available in the cloud, to Adobe tools. Examples of operations that involve the on-premise software, but can be performed only when using the cloud-based machine-learning algorithms include:

◦	Functionality described in Executive Summary.

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Transformation of paper documents into editable digital documents that automatically include the correct fonts, correctly identify fields in paper forms, and allow for electronic signatures. This is accomplished through the (1) functionality of the on-premise and on-device tools to capture documents and (2) cloud-based functionality to identify the document, fonts and fields and signature workflows.

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Creating searchable, editable, sharable documents utilizing AI - Acrobat DC uses Sensei (cloud-based AI) to identify and categorize words, paragraphs, lists, tables, form fields and figures to insert rich semantics into documents that have none. Cloud-based optical character recognition allows users to capture scans, images

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of documents or any content and convert it to a PDF that is smart, searchable and easy to share and store. These features are highly integrated with the on-premise and on-device tools and cloud-based functionality such that, to the user, the activities which are cloud-based and those which are on-device are indistinguishable. Document information of the kind described can be used for making documents accessible (for disabled users - DC Pro). Using the “make accessible” feature in Acrobat DC, we reverse engineer the structure of a PDF with AI to help make it accessible for assistive technology like screen readers for people with visual impairment.

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Text understanding, topic modeling, and sentiment analysis of digital documents (using NLP) - allowing Document Cloud to not just recognize the words on the page of a document, but to understand the meaning of those words, how a document should flow, and provide meaningful summaries of content by analyzing millions of other source documents. This functionality resides in the cloud and is particularly important when dealing with large documents or a large number of documents and it is necessary to insert metadata and tags. This functionality is built into the existing workflows in the on-premise tool - but the processing of this is performed in the cloud. Please also refer to discussion of tagging in the Executive Summary.

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Creation, combination, and editing of PDF documents within the on-device tool occurs only when connected to the cloud when utilizing mobile devices. The ability to create or modify documents on mobile devices such as smartphones and tablets would not be possible without connection to the Adobe cloud (i.e., it requires interaction between the rendering of the document on the mobile device and the computing capabilities to effect those additions or edits that are hosted on the Adobe cloud). Our mobile tools are freely available, don’t require login, and don’t require DC subscription to perform basic consumption activities. However, features like create PDF, export PDF, and organize pages are not available to free mobile app download users. Additionally, the ability to work on devices that do not belong to the customer - for example in a library - (which do not have any on-premise DC tools installed), but still be able to perform these tasks through the cloud, would not have been possible historically. This provides customers the ability to work whenever, wherever, and however they want, which is a fundamental part of our promise to Document Cloud customers and transforms our offering when compared to a purely on-premise offering.

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Prior to Document Cloud, mobile workflows of the kind described throughout this letter were not possible. Documents, settings, comments, and edits would have to be managed separately and manually tracked and combined and sent to stakeholders. When this singular example is extrapolated to instances in which hundreds of thousands of documents are being utilized for everything from legal documents to offer letters, these capabilities become even more important.

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Send and track documents to others via the Adobe cloud. This feature allows users to send a link to a document that resides in Document Cloud and track the delivery and status of the document (e.g., whether the recipients have opened the document or made modifications) via a cloud dashboard. The document is securely stored within Document Cloud and is available directly within the on-device/on-premise tool interface as if it is a locally available file (i.e., there is a seamless workflow for the document between the on-device and on-premise software and the cloud-based features). Users can send or receive documents of any size, from a desktop or mobile device (email attachment limitations are removed and data bandwidth limitations are no longer an issue on mobile devices, where bandwidth may be limited).

A common complaint by many document users was that prior to Document Cloud, their processes around document management were fragmented and that knowing where a document was in the workflow process was next to impossible if using physical documents or email (for example, once a user sent an email to another individual or a group, that user had no information regarding who had viewed, reviewed the document, what changes had been made, etc.). Send and track functionality solves this pervasive issue, creating significant efficiencies.

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Fill and Sign allows users to complete any paper or digital form, such as a permission slip, a health intake form, or a photo of a paper form taken from a mobile device. Because users’ information and settings are synced across Document Cloud, a form which contains information such as name, birth date, address, phone number, email, etc. can be filled out quickly from within the on-device tool - all this information resides in Document Cloud and because Fill and Sign has this information from the cloud, it can be easily imported into the form from any device or browser - no retyping necessary (only available to paid subscribers).

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Once forms are completed, they may be electronically signed within the tool and finally sent securely to others and shared in Document Cloud (paid subscribers only). Without Document Cloud functionality, users would manually fill out the same information in forms over and over, typically by printing the document, writing the information into the document, signing, then scanning the document (with a large scanner, not a mobile device because they would not have DC functionality to facilitate turning pictures of documents into PDFs and fillable forms). At this point, the user could email the form, but they would not be able to tell whether the intended recipient received or viewed the form (tracking of documents within the Adobe cloud would not be available).

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Send for Signature - Cloud service that lets user send a PDF for electronic signature to one or many signers easily and securely. The integration of Adobe Sign into the Document Cloud and Acrobat DC allows for users to integrate a complete electronic signature workflow into their document workflow from within Acrobat DC and is only available to paid subscribers.

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Cloud Preferences - We sync users’ preferences between multiple machines and mobile devices such as smartphones and tablets where they have logged in to the cloud service. Once users have set up certain unique user properties - profile information (name, address, email, phone number), color preferences, author name, review preferences, etc., we sync them across all of the users' machines and devices so they are available to users' work with their documents utilizing their own preferences around how they work wherever and whenever needed.

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Documents opened or created on desktop, mobile, or web are automatically available to other tools within Document Cloud on the desktop, mobile, and web. The result is the ability to leverage workflows that did not exist prior to the integration of cloud-based functionality with on-premise/on-device tools and increased efficiency. Users can access their content on any device that a user logs into. This means that a user’s tools, content, and settings are available to them wherever they go. Without the ability to automatically sync documents and preferences, users could not move these assets to other Adobe tools in an efficient and effective way.

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Cleaning up signatures: Signature cleanup is processed in the cloud, using advanced cloud-based image processing techniques, Adobe Sign will automatically ‘clean up’ a user’s signature that was scanned or input manually, making it clean, crisp and easy to read, regardless of the original image or scan. A user can take a picture of their signature on a physical paper document and DC can ingest that signature, apply AI processing to the image to remove any indication it came from a picture, and create a natural looking, re-usable signature which is synced across Document Cloud for use on any future document on desktop or mobile. This signature integrates into Adobe Sign and may be used in a secure, controlled signature workflow within DC to electronically sign any document on the desktop, mobile devices, or the web.

Workflow Examples
Please see attached Exhibit A for example workflows that are only able to be performed when using the on-premise/on-device software together with Adobe cloud functionality in Document Cloud.

II. Relevant Accounting Guidance for the Analysis and Conclusion

A.	ASC 606 Revenue from Contracts with Customers

i.	Identifying Performance Obligations (606-10-25-14 through 25-22)

ii.	Promises in Contracts with Customers (606-10-25-16 through 25-18)

iii.	Distinct Goods or Services (606-10-25-19 through 25-22)

iv.	Illustrations (Examples 10 through 12A and Example 55)

v.	BC29 to ASU No. 2016-10 addressing Distinct Goods or Services (Paragraphs 606-10-25-19 through 25-22)

vi.	BC33(b) to ASU No. 2016-10 addressing Distinct Goods or Services (Paragraphs 606-10-25-19 through 25-22)

B.	AICPA Revenue Recognition Guide (published June 2017), paragraphs 9.2.10 - 9.2.15 relating to Determining Whether Software Intellectual Property is Distinct in Cloud Computing Arrangements

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III. Analysis and Conclusion

A.	The nature of the Company’s promise to Document Cloud customers
Multiple papers of the FASB/IASB Joint Transition Resource Group for Revenue Recognition - e.g., TRG Agenda Papers No. 16 (paragraphs 8-9) and 39 (paragraph 15) - explain that integral to identifying the performance obligations in a contract is to appropriately determine the nature of the overall promise to the customer. That determination would, in our view, given the guidance in paragraph 606-10-25-16, have to consider reasonable expectations by the customer of that promise implied by an entity’s customary business practices, published policies, and/or specific statements.
Therefore, before evaluating whether the license is distinct from the cloud-based features and functionalities, we must conclude as to the nature of our promise to Document Cloud customers. Our conclusion is that, based on how we market and promote Document Cloud (including specific statements and videos on our website and presentations at user conferences), our promise to customers includes not only that Document Cloud will enable them to eliminate paper waste by using the PDF standard digital document format but that it will provide them the tools, features, and functionalities to digitally manage their documents and workflows across computer and mobile devices (e.g., phone and tablets) as they have come to expect from us in an increasingly mobile and “cloud-first” world (see Executive Summary and Exhibit A of Appendix B).
To provide the capabilities and workflow efficiencies we promise, and that our customers expect, ongoing interaction between the on-premise and on-device software and the hosted (cloud-based) features is required. Features described in Section I.F above, such as auto-tagging and mobile PDF OCR are two of many examples of significant capabilities that require ongoing interaction between Acrobat and the Adobe cloud (and are not possible otherwise). This fact, consistent with BC29 and BC33(b), as well as the AICPA Revenue Recognition Guide (published June 2017), paragraphs 9.2.10 - 9.2.15, drives our conclusion that Document Cloud is a single, integrated offering ( rather than multiple performance obligations included in a single customer contract).
Our customers’ intended benefit (as that notion is explained in paragraph BC33(b) of ASU 2016-10 - see Section III.B below), and our promise to those customers, is not only that with Document Cloud our customers can eliminate paper waste with PDF digital documents and store their documents online, but that Document Cloud will enable them to change the way they work on and with their documents, including permitting them to work with their documents across devices, platforms, and teams.

B.	Customers’ “intended benefit” from Document Cloud
BC33(b) in the Basis for Conclusions to ASU No. 2016-10 explains that a relevant consideration in determining whether two or more promised goods or services are distinct from each other is whether the customer can realize its intended benefit from the contract absent the entity providing each of those goods or services. This concept is illustrated in Example 10 Case C and Example 55 in ASC 606. In both of those examples, the entity concludes that the provision (or not) of the updates to the software/IP will significantly affect the utility of the licensed intellectual property to the customer such that the license and the updates are not separately identifiable. Because, without the license and the updates, the customer cannot realize the benefit it entered into the contract expecting to obtain (i.e., its “intended benefit”), they are each, in effect, inputs to the combined solution for which the customer contracted (that is, computer virus protection in Example 10 Case C and ongoing access to the entity’s intellectual property related to design and production processes in Example 55).
We believe, in no small measure due to our significant marketing efforts to existing and prospective customers, that our Document Cloud customers’ expectations are not only that they can digitize and store their documents in the universal PDF format but that they will have access to defined features and functionalities to realize measurable efficiencies from acquiring a document workflow and document management solution. Document Cloud customers’ “intended benefit” from a Document Cloud contract, therefore, includes access to cutting-edge features and functionalities and the realization of a solution that provides capabilities that are greater than could be provided by on-premise/on-device software and cloud functionality separately.

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C.	Distinct Goods or Services
Paragraph 606-10-25-19 sets out that a good or service is distinct if it is both (i) “capable of being distinct” and (ii) the promise to provide that good or service is “separately identifiable.” The notions of “capable of being distinct” and “separately identifiable” are further described in ASC 606-10-25-20 and 606-10-25-21, respectively, while the distinct principle is further discussed in paragraphs BC29, BC32, and BC33 to ASU No. 2016-10. BC29 explains that, in the FASB’s view, the notion that two or more promises to transfer goods or services are not distinct from each other is intended to capture those situations in which those goods or services result in a combined item that is greater than (or substantively different from) the sum of those promised (component) goods and services. BC33(b) further explains that even if two or more goods or services are capable of being distinct because the customer can derive economic benefit from each one, the customer’s ability to derive its “intended benefit” from the contract may depend on the entity transferring each of those goods or services such that the promises to do so are not separately identifiable.
We analyzed whether providing customers the right to use licensed software on their desktop and mobile devices and the right to access cloud-based features and services which connect these tools, which together are the Document Cloud solution, each represent distinct performance obligations in accordance with the guidance referenced above.

D.	Accounting Analysis
Is the promise to transfer the on-premise and on-device licenses (i.e., Acrobat) separately identifiable (i.e., distinct in the context of the contract) from the promise to provide access to the cloud-based features and functionalities to which the customer has access as part of Document Cloud?
Please also refer to our discussion in the Executive Summary Section II. Document Cloud.
The guidance provides, as examples, factors to consider when determining whether promises are separately identifiable, including ASC 606-10-25-21(a), which states that “The entity provides a significant service of integrating goods or services with other goods or services promised in the contract…that represent the combined output…for which the customer has contracted…the entity is using the goods or services as inputs to produce or deliver the combined output.” In the application of this guidance, the Board additionally noted its intent in the Basis for Conclusions to ASU 2016-10, including BC29, BC32, and BC33(b), as included above.
We also considered the AICPA Revenue Recognition Guide (published June 2017), paragraphs 9.2.10 - 9.2.15 relating to Determining Whether Software Intellectual Property is Distinct in Cloud Computing Arrangements.
From Adobe’s perspective as well as our customers’, Document Cloud is a single offering which enables access to features and services which, when working together, deliver the objective of an integrated document workflow and solution.
As discussed in the Executive Summary (under II. Document Cloud) and in this Appendix B, the underlying nature of the arrangement is to provide the customer an end-to-end document workflow and management solution for all their document-related needs. This solution comprises desktop, mobile, and web tools that function in tandem with cloud-based features and services to allow users to digitize (or create digital) documents and set-up and manage document workflows, including working across devices (i.e., computer, mobile phone, tablet), and creating and managing digital forms and tracking the progress of documents within a workflow. Our cloud-based features and services, such as advanced cloud-based machine learning powered by Sensei, are integrated with the desktop and mobile tools to seamlessly move a document through a workflow from inception to completion. Our solution cannot provide its intended benefit to the customer without the customer having concurrent access to both the cloud-based features and services and the on-premise/on-device software; this is because the on-premise and on-device tools (i.e., Acrobat and associated mobile tools) are integrated with the cloud-based features and services.
The value we deliver and the promise we make to our customers come from the synergy of access to both the licensed desktop/mobile features and the cloud-based features and functionality. Without our solution working as a cohesive service, a customer would lose significant utility and efficiencies in creating and managing documents and document workflows across devices, including creating digital documents (e.g., forms), sending and tracking documents sent to others, leveraging cloud technology to fill out forms easily (i.e., previously-provided user information stored in the cloud), using Adobe Sign technology to securely electronically sign digital documents, searching, editing,

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and sharing documents. This added utility that is derived from the cloud-based interactivity of the solution with the on-premise/on-device software drives the value (intended benefit) that customers pay for and expect when they purchase Document Cloud. We provide our customers with access to this integrated solution throughout the duration of their subscription to Document Cloud.
This high degree of integration between the on-premise/on-device tools and cloud services results also results in significant gains in efficiency. A study of our DC solution performed by a third party and utilized in our marketing materials concluded that DC can help meet user demand for mobile solutions and states that “with Adobe Acrobat Pro DC, users can start a task on one device and resume their work on another. Whether they want to create, edit, or sign PDFs, they’ll have instant access to essential PDF tools across computers, browsers, and mobile devices.”
Another study notes that "organizations experienced benefits of $2 million over three years versus costs of $423,000, adding up to a net present value (NPV) of $1.6 million and an ROI of 383%.” While this is only an analysis of one component of the Document Cloud, these efficiencies, when combined with the efficiencies gained using the on-premise, mobile on-device, web, and signature tools together, is only magnified further. These studies are included within our sales team “collateral” (marketing material) for use within the sales process. As such, these studies also provide additional evidence of the promises we make to customers when selling Document Cloud.
One customer who we highlight in our marketing materials indicated “processes that took four weeks prior to the implementation of Adobe Acrobat DC can now be completed in four days or less.” Another customer was faced with significant challenges in their manual document workflow and needed a solution that provided the ability to use electronic signatures across desktop or mobile and the ability to track and secure sensitive patient data throughout the process. Through the implementation of DC, this customer was able to increase employee productivity by 40%, move from being 100% paper-based to 98% paperless, and reduce contract completion turnaround time from days to minutes.
Another customer saw similar benefits as part of their implementation of DC. They too had a manual document workflow process that required pharmacies, hospitals, and medical practices to submit 20-page long applications as part of their sales process and a lengthy return authorization process. They required a solution that would allow sales representatives to digitally capture information required for contracting and obtaining signatures and would send forms electronically with improved legibility, leading to enhanced productivity. They also required a solution to execute the entire purchase process digitally with automatic routing for approval and signatures, all while maintaining an automated audit trail to reduce risk. As a result of DC implementation, this customer was able to shorten turnaround time on product return authorizations from two months to three days and automate the capture of data from multiple systems resulting in improved accuracy on customer and product forms.
These efficiencies are outputs of the significantly integrated and interrelated nature of our offerings, further illustrating the transformative nature of the combination of our cloud-hosted services working together with on-premise and on-device software.
While we believe some features within Document Cloud are capable of being distinct, we do not believe customers can derive their intended benefit from Document Cloud (see Appendix B, Sections I.D,E), or what they contract for (view as our promise to them as a Document Cloud customer - see Appendix B, Sections I.D,E) when they purchase a subscription from us, without the entire offering of on-premise, on-device, and cloud-based features and services and the way these features and tools work together. Document Cloud is a solution for entire digital document creation and workflow management, not a solution that serves components of a document’s lifecycle; we believe our customers are reliant on the (1) software (on-premise and on-device) and (2) the cloud-based features and services working together to meet their needs as a knowledge worker.
Based on this analysis, we have concluded that the on-premise and on-device software licenses (i.e., Acrobat) and the access to cloud-based features and services are not distinct from each other as they fail to meet one of the two criteria in ASC 606-10-25-19 - i.e., the promises to transfer the license and to provide access to the cloud-based features and services are not each ‘separately identifiable’ (i.e., not distinct from each other within the context of Document Cloud contract). Therefore, consistent with ASC 606-10-55-56, which states “If the promise to grant a license is not distinct from other promised goods or services in the contract in accordance with paragraphs 606-10-25-18 through 25-22, an entity should account for the promise to grant a license and those other promised goods or services

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together as a single performance obligation,” we believe the licenses and access to the cloud-based features and services are a single performance obligation in our Document Cloud contracts.

Exhibit A to Appendix B - Document Cloud Example Workflows

•	Description of DC: https://www.youtube.com/watch?v=rahSYl9vxFU

•	DC for Sales: https://www.youtube.com/watch?v=a6vw9oOlTVg

•	Document Workflow video from IDC: https://www.youtube.com/watch?v=yfG4gnLNVU4

•	Example Document Cloud Workflow: https://www.youtube.com/watch?v=aAGNcFowR2U